                      U.S. SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549
                                 FORM 3
             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1.  Name and Address of Reporting Person: Brad Crawford
      8882 Taft Hills Ct., Sandy, Utah 84093

2.  Date of Event Requiring Statement (Month/Date/Year): May 29, 2001

3.  IRS or Social Security Number of Reporting Person (Voluntary):

4.  Issuer Name and Ticker or Trading Symbol:
       Network Investor Communications, Inc. "NWIV"

5.  Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     (X) Director (X) Officer, give title below (X) 10% Owner ( ) Other
     Title: Chief Operating Officer of ePonzio, Inc. (subsidiary)

6.  If Amendment, Date of Original (Month/Day/Year): NA
    Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Beneficially Owned

1. Title of Security: Common Stock

2. Amount of Securities Beneficially Owned: 3,483,000

3. Ownership Form: Direct(D)or Indirect(I): D

4.  Nature of Indirect Beneficial Ownership: NA

TABLE II - Derivative Securities Beneficially Owned

1. Title of Derivative Security: NA

2. Date Exercisable (Month/Day/Year): NA
   Expiration Date(Month/Day/Year): NA

3. Title: NA
   Amount of Securities Underlying Derivative Security (Amount of Number of shares): NA

4. Conversion or Exercise Price of Derivative Security: NA

5. Ownership Form of Derivative Security: Direct (D) or Indirect (I): NA

6. Nature of Indirect Beneficial Ownership: N/A

Explanation of Responses: NA

Signature of Reporting Person:
Brad Crawford

By:____________________________
   Date: 5/30/2001